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                                                           OMB APPROVAL
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------                                                OMB Number: 3235-0362
FORM 5                                             Expires:  September 30, 1998
------                                             Estimated average burden
                                                   hours per response ..... 1.0
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/ / Check box if no          UNITED STATES SECURITIES AND EXCHANGE COMMISSION
    longer subject to                   WASHINGTON, D.C. 20549
    Section 16. Form
    4 or Form 5             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    obligations may
    continue. See            Filed pursuant to Section 16(a) of the Securities
    Instruction 1(b).                        Exchange Act of 1934,
/ / Form 3 Holdings                  Section 17(a) of the Public Utility
    Reported                 Holding Company Act of 1935 or Section 30(f) of
/ / Form 4                              the Investment Company Act
    Transactions                                   of 1940
    Reported

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1. Name and Address of Reporting Person*  2. Issuer Name and Ticker or Trading Symbol    6. Relationship of Reporting Person(s) to
                                             Starwood Hotels & Resorts Worldwide, Inc./     Issuer (Check all applicable)
 Grose,          Madison          F.         Starwood Hotels & Resorts HOT                 X  Director                10% Owner
----------------------------------------------------------------------------------------   ---                     ---
 (Last)          (First)        (Middle)  3. IRS or Social Security  4. Statement for         Officer (give           Other (specify
 Starwood Capital Group                      Number of Reporting        Month/Year         ---        title below) ---       below)
 591 West Putnam Avenue                      Person (Voluntary)         December 2000     ------------------------------------------
----------------------------------------                             -------------------  7. Individual or Joint/Group
                (Street)                                             5. If Amendment,        Reporting (Check Applicable Line)
                                                                        Date of Original    X Form filed by One Reporting Person
                                                                        (Month/Year)       ---
 Greenwich        CT              06630                                                       Form filed by More than One Reporting
----------------------------------------                                                   ---  Person
 (City)           (State)         (Zip)   ------------------------------------------------------------------------------------------
 USA                                        TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-  3. Transac-   4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action     tion          or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date       Code          (Instr. 3, 4, and 5)         cially Owned at     Form:          direct
                                              (Instr. 8)                                 end of Issuer's     Direct         Benefi-
                                  (Month/                                                Fiscal Year         (D) or         cial
                                   Day/                 ----------------------------     (Instr. 3 and 4)    Indirect       Owner-
                                   Year)                Amount    (A) or      Price                          (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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Shares(1)                          03/31/00    A(2)    541         A          $23.5000                        D
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Shares(1)                          06/30/00    A(2)    541         A          $23.5000                        D
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Shares(1)                          09/30/00    A(2)    541         A          $23.5000                        D
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Shares(1)                          12/31/00    A(2)    541         A          $23.5000                        D
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                                                                                         24,588               D
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                                                                                            200               I            Spouse(3)
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                                                                                            235               I            Trust(4)
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* If the form is filed by more than one reporting person, see instruction 4(b)(v).                                            (Over)

                                                                                                  PAGE 1 OF 4        SEC 2270 (7-96)
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

FORM 5 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount    8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying          of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities             Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)       ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                            Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                  ity
                             Security                            and 5)                                                  (Instr. 5)
                                                                               -----------------------------------
                                                                               Date     Expira-             Amount or
                                                               --------------- Exer-    tion       Title    Number of
                                                                (A)     (D)    cisable  Date                Shares
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Options to Purchase Shares   $33.4375     06/30/00    A(4)       4,500         06/30/00 06/30/10  Shares(1) 4,500
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              of Derivative               Indirect
   (Instr. 3)                   Securities              Security:                   Beneficial
                                Beneficially            Direct (D)                  Ownership
                                Owned at End            or Indirect (I)             (Instr. 4)
                                of Year                 (Instr. 4)
                                (Instr. 4)

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Options to Purchase Shares                              D
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                                246,824                 D
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                                 55,788                 I                           Spouse(3)
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                                 65,070                 I                           Trust(4)
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Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.  /s/ Madison F. Grose           02/09/2001
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                ------------------------------- ---------
                                                                                           **Signature of Reporting Person    Date


Note. File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently
valid OMB number.                                                                                                         Page 2
                                                                                                     PAGE 2 OF 4     SEC 2270 (7/96)
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

Name and Address of Reporting Person    Issuer Name and Ticker or Trading Symbol       Statement for Month/Year
_________________________________________________________________________________________________________________

Grose, Madison F.                        Starwood Hotels & Resorts Worldwide, Inc.       December 2000
Starwood Capital Group                   Starwood Hotels & Resorts ("HOT")
591 West Putnam Avenue
Greenwich, CT 06630



     Explanation of Responses:

     (1) Pursuant to the Agreement and Plan of Restructuring between Starwood Hotels & Resorts Worldwide, Inc. (the "Corporation"), ST Acquisition Trust, and Starwood Hotels & Resorts, (the "Trust" and, together with the Corporation, "Starwood") dated as of September 16, 1998 and amended as of November 30, 1998, each holder of shares of common stock, par value $.01 per share, of the Corporation (each, a "Corporation Share") owns an equivalent number of shares of Class B shares of beneficial interest, par value $.01 per share, of the Trust (each, a "Trust Share"). Corporation Shares and Trust Shares may be held and tracked only in units ("Shares") consisting of one Corporation Share and One Trust Share.

     (2) Under the terms of Starwood's Long-Term Incentive Plan (the "LTIP"), certain eligible Directors of Starwood receive quarterly grants of Shares in an amount specified by the LTIP. Each grant represents a quarterly installment of the reporting person's annual director's fees.

     (3) Beneficially owned by the reporting person's spouse. The reporting person disclaims beneficial ownership of all such securities.

     (4) Beneficially owned by The Madison F. Grose Irrevocable Insurance Trust. The reporting person disclaims beneficial ownership of all such securities.

     (5) Under the terms of Starwood's LTIP, certain eligible Directors of Starwood receive an annual grant of options to purchase Shares in amounts specified by the LTIP.